SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
              ---------------------------------------

                          SCHEDULE 13E-4
                      AMENDMENT NO. 1 TO THE
                  ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        NTS-PROPERTIES VI
                         (Name of Issuer)

                        NTS-PROPERTIES VI
                (Name of Person Filing Statement)

                  LIMITED PARTNERSHIP INTERESTS
                  (Title of Class of Securities)

                            62942E407
              (CUSIP Number of Class of Securities)

              J.D. Nichols, Managing General Partner
                   NTS-Properties Associates VI
                     10172 Linn Station Road
                    Louisville, Kentucky 40223
                          (502) 426-4800
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of Person Filing Statement)

                             Copy to:

                     Michael J. Choate, Esq.
                     Shefsky & Froelich Ltd.
              444 North Michigan Avenue, Suite 2500
                     Chicago, Illinois  60611
                          (312) 836-4066

                          June 25, 1999
(Date Tender Offer First Published, Sent or Given to Security Holders)

                    CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
|   Transaction Valuation:  $370,000 (a)               |  Amount of Filing Fee |
| Limited Partnership Interest at $370.00 per Interest |       $74.00(b)       |
--------------------------------------------------------------------------------

     (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
     (b)  Calculated as 1/50th of 1% of the  Transaction Value.

     Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of Schedule and the date of its filing.
     Amount Previously Paid:  __________________________         Not Applicable
     Form or Registration No.: __________________________        Not Applicable
     Filing Party:  _____________________________________        Not Applicable
     Date Filed:  ______________________________________         Not Applicable

--------------------------------------------------------------------------------

                        AMENDMENT NO. 1 TO
         ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                           INTRODUCTION

     This Amendment No. 1 dated August 27, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 1999 by NTS Properties VI (the "Partnership") regarding the offer of the Partnership and ORIG, LLC, a Kentucky limited liability company and an affiliate of the Partnership (the "Affiliate" and, collectively with the Partnership, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated June 25, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 1,000 Interests at a Purchase Price of $350 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on August 31, 1999. By press release dated August 23, 1999, the Offerors announced their intention to: (i) increase the Purchase Price to $370.00 per Interest; and (ii) extend the Expiration Date of the Offer to September 30, 1999.

     This Amendment constitutes the first amendment to the Original Statement in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and General Instruction E to Form 13E-4. This Amendment supplements and amends the Offer to: (i) increase the Purchase Price to $370 per Interest; and (ii) extend the Expiration Date of the Offer to September 30, 1999. The August 23, 1999 Press Release of the Offerors is attached hereto as Exhibit (a)(6), and a Notice which was sent to the Limited Partners by the Partnership on August 23, 1999 is attached hereto as Exhibit
(a)(7).

Item 1.  Security and Issuer.
-----------------------------

     (b) The title of the securities that are subject to the Offer is limited partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this tender offer of limited partnership interests or portions thereof that are tendered by the limited partners of the Partnership ("Limited Partners") to the Offerors pursuant to the Offer to Purchase.) This Offer is being made to all Limited Partners. As of April 30, 1999, the Partnership had 39,839 outstanding Interests held by 3,638 holders of record. Subject to the conditions set forth in the Offer, the Offerors will purchase in the aggregate up to 1,000 Interests. The purchase price of the Interests tendered to the Offerors will be equal to $370 per Interest, net to the tendering Limited Partners in cash (the "Purchase Price"). Although the Offer is being made to all Limited Partners, the Partnership has been advised that neither the general partner, NTS-Properties Associates VI ("General Partner"), the Affiliate, nor any


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

of their partners, members, affiliates or associates intends to tender any Interests pursuant to the Offer.

     Reference is hereby made to the Introduction of the Offer, which is incorporated herein by reference.

Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     (a)  The  total  amount  of  funds   required  to  complete  the  Offer  is
approximately $398,000 (including approximately $370,000 to purchase 1,000 Interests plus approximately $28,000 for expenses associated with administering the Offer, such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership will purchase the first 500 Interests tendered pursuant to the Offer and will fund its purchases and the expenses of the Offer from its cash reserves. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 500 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

     The Affiliate will purchase the next 500 Interests tendered and will fund its purchases and its portion of the expenses of the Offer from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 500 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

     Mr. Nichols and Mr. Lavin, the members of the Affiliate, will fund the purchase of Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer from capital contributions to be made immediately upon termination of the Offer pursuant to the terms of a Capital Contribution Agreement dated as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin, which is herein incorporated by reference.

     Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer, which is incorporated herein by reference.

Item 3.  Purpose of the Tender Offer and Plans or Proposals of Issuer.
----------------------------------------------------------------------

     The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and it is unlikely that one will develop in the future. Transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General
Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.


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

     The Offer is generally not conditioned upon any minimum number of Interests being tendered but is conditioned on, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." The Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under
Section 7704 of the Code. Further, the Partnership will not purchase Interests if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

     (a) The Offerors have agreed that the Partnership will purchase the first 500 Interests tendered during the Offer, and that, if more than 500 Interests are tendered, the Affiliate will purchase up to an additional 500 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 1,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to
Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer. If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

     The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on September 30, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Affiliate, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

     The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

(a)(6) Press Release by the Partnership and the Affiliate dated August 23, 1999.
(a)(7) Notice sent by Partnership to Limited Partners dated August 23, 1999.


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



                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 27, 1999




                              NTS-PROPERTIES VI, a Maryland limited
                                   partnership


                              By:  NTS-PROPERTIES ASSOCIATES VI,
                                   General Partner

                              By:
                                   -----------------------------
                                   J.D. Nichols
                              Its: Managing General Partner



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


                             EXHIBITS



Exhibit
Number       Description
------       -----------

(a)(6)       Press Release by the Partnership and the Affiliate dated
             August 23, 1999.

(a)(7)       Notice sent by Partnership to Limited Partners dated
             August 23, 1999.





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


                                                                  Exhibit (a)(6)

NTS-PROPERTIES VI ANNOUNCE INCREASED PRICE AND EXTENSION OF TENDER OFFER


     Louisville, Kentucky, August 23, 1999. NTS-Properties VI and the Affiliate announced today that they have extended the currently outstanding issuer tender offer for NTS Properties VI Limited Partnership Interests until September 30, 1999. The price per interest has been increased to $370.00. The original tender offer, which was to purchase up to 1,000 Limited Partnership Interests at $350.00 per interest, commenced on June 23, 1999 and was scheduled to expire August 31, 1999.

     Until September 30, 1999, NTS-Properties VI and the Affiliate will accept up to 1,000 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the price of $370 per interest.

                                                                  Exhibit (a)(7)


NTS Properties Associates VI
10172 Linn Station Road
Louisville, KY  40223
(800) 928-1492



                                                                August 23, 1999
Dear NTS-Properties VI Investor:

       The price for the Offer to Purchase interests of NTS-Properties VI has been increased

                               to $370 per unit!

     Offers from outside companies continue to circulate with many different prices, most recently a price of $365 per unit. In response to this offer, effective August 23, 1999, the Partnership has amended its Offer to Purchase, dated June 23, 1999, increasing the price per unit to $370.00. In addition, the expiration date of the Offer to Purchase will be extended to September 30, 1999. Payment for units will be made no later than five (5) business days following the expiration date.

     If you have already submitted paperwork to tender your units, no additional paperwork is required. You will automatically receive the increased price of $370.00. There are no fees or commissions charged.

     Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

     If you have any questions regarding this offer, please call (800) 387-7454 or (800) 928-1492, extension 544.

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